18th March 2022
Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Main: +44 (0) 207 496 4000

Re:     Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report and Form 20-F for the year ended 31 December 2021 of BP p.l.c.

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BP p.l.c. has made disclosure pursuant to those provisions in its Annual Report and Form 20-F for the year ended 31 December 2021, which was filed with the Securities and Exchange Commission on 18 March 2022.

Sincerely,

BP p.l.c.

By:     /s/ Eric Nitcher
Name:    Eric Nitcher
Title:     Executive Vice President, Legal

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